Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that the Board of Directors, which met on February 4, 2019, approved the payment, on March 7, 2019, of the following earnings to stockholders based on the final stockholding position recorded on February 21, 2019:

a)	dividends in the amount of R$ 1.0507 per share, of which R$ 0.7607 per share is from net income for 2018, and R$ 0.2900 is debit from the Statutory Profit Reserve account; and

b)

interest on capital in the amount of R$ 0.7494 per share, with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.63699 per share, except for the corporate stockholders that are able to prove that they are immune or exempt.

It also approved the payment of the interest on capital declared by the Board of Directors on November 29, 2018, in the gross amount of R$ 0.0106 per share (net amount of R$ 0.00901 per share) on March 7, 2019 to stockholders based on the final stockholding position recorded on December 17, 2018.

These earnings comply with the practice of payment of dividends and interest on capital announced by means of the Material Fact of September 26, 2017(1). Therefore, for the base year of 2018 (accrual), the Company’s stockholders will receive R$ 2.3086(2) per share, which totals R$ 22.4 billion in dividends and interest on capital (net of income tax), which is equivalent to 87.2% of the consolidated recurring net income for 2018, representing an increase of 27.8% from 2017.

Additionally, taking into considerations the repurchase of its own shares in 2018, the payout reaches 89.2% of consolidated recurring net income for 2018.

São Paulo (SP), February 4, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

(1)

As informed by the Company, the total amount to be distributed every year shall be established by the Board of Directors, taking into consideration, among other factors: (1) the level of the Company’s capitalization in accordance with the rules determined by the Central Bank of Brazil; (2) the minimum level established by the Board of Directors (Tier 1 Capital fully loaded = 13.5%); (3) profitability for the year; (4) the expectations of capital usage due to the growth expected from business, stock buyback programs, mergers and acquisitions and regulatory changes that may change capital requirements; and (5) tax changes. Therefore, the percentage to be distributed may vary year-on-year based on the Company’s profitability and capital requirements, always taking into consideration the minimum amount provided for in its Bylaws.

(2)	Amount adjusted by the stock split by 50% related to the stockholding position on November 19, 2018.